BYLAWS

OF

UBIQUITOUS MARKETPLACE SYSTEM, INC.

A CALIFORNIA CORPORATION

DATED AS OF SEPTEMBER 12, 2016

BYLAWS
OF
UBIQUITOUS MARKETPLACE SYSTEM, INC.
A CALIFORNIA CORPORATION

TABLE OF CONTENTS

ARTICLE VI <u>CERTIFICATES AND TRANSFER OF SHARES</u>

ARTICLE VII <u>RECORDS - INSPECTION-FILINGS-CHECKS-CONTRACTS -REPORTS</u>

ARTICLE VIII <u>AMENDMENTS TO BYLAWS AND CONSTRUCTION</u>

ARTICLE IX <u>MISCELLANEOUS</u>

<u>**BYLAWS**</u>
<u>**OF**</u>
<u>**UBIQUITOUS MARKETPLACE SYSTEM, INC.**</u>
<u>**A CALIFORNIA CORPORATION**</u>

ARTICLE I
<u>**OFFICES AND AGENTS**</u>

<u>Section 1.</u> Principal Executive Office.

The principal executive office for the transaction of business of the corporation is hereby initially fixed and located at the address set forth in the Articles of Incorporation.

The location of the principal executive office may be changed by approval of the President in his sole discretion, and additional offices may be established and maintained at such other place or places, either within or without the State of California, as the President and/or the Board of Directors may from time to time designate, in their sole discretion.

<u>Section 2.</u> Other Offices.

Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

<u>Section 3.</u> Registered Agents.

The corporation shall have and maintain a registered agent within the State of California and within all other states in which it is required by applicable law.

ARTICLE II
<u>**DIRECTORS - MANAGEMENT**</u>

<u>Section 1.</u> Responsibility of Board of Directors.

Subject to the provisions of the corporation laws of the State of California (the "Corporation Law") and to any limitations in the Articles of Incorporation of the corporation relating to action required to be "approved by the Shareholders," as that phrase is defined in Section 153 of the California Corporations Code, or "approved by the outstanding shares," as that phrase is defined in Section 152 of the California Corporations Code, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person, provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board of Directors.

Each Director shall perform the duties of a Director, including the duties as a member of any committee of the Board upon which the Director may serve, in good faith, in a manner such Director believes to be in the best interests of the corporation and its shareholders, and with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances. (Sec. 309 of the California Corporations Code)

Section 2. Number and Qualification of Directors.

The initial number of Directors shall be fixed at one (1). Subject to the Articles of Incorporation, the authorized number of Directors shall be at least one if only one Shareholder; at least two if two Shareholders; at least three if three or more Shareholders until changed by a duly adopted amendment to the Articles of Incorporation if the number is fixed in the Articles of Incorporation or otherwise by an amendment to this Bylaw adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Each Director shall be a natural person of full age. A Director need not be a Shareholder unless so required by the Articles of Incorporation. No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires.

Section 3. Election, Cumulative Voting, and Term of Office of Directors.

Subject to notice of cumulative voting and unless otherwise provided in the Articles of Incorporation, Directors shall be elected by the majority of the shares entitled to vote present, in person, or by proxy at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified or until such Director's earlier death, resignation or removal.

Provided the name of the candidate has been placed in nomination prior to the voting and one or more Shareholders has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, every Shareholder entitled to vote at any election for Directors of the corporation may cumulate their votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which his or her shares are entitled, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit. The candidates receiving the highest number of votes up to the number of Directors to be elected are elected.

Section 4. Vacancies in the Board.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of Directors is increased, or if the Shareholders fail, at any meeting of Shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.

Unless the Articles of Incorporation provide otherwise, vacancies in the Board of Directors may be filled A) by a majority vote of the remaining Directors at a meeting, or B) if the number

of Directors is less than a quorum, by (1) unanimous written consent of the Directors then in office or (2) by the affirmative vote of a majority of the Directors then in office at a meeting.

If, after the filling of any vacancy by the Directors, the Directors then in office who have been elected by the Shareholders shall constitute less than a majority of the Directors then in office, then any holder or holders of an aggregate of 5 percent or more of the total number of shares at the time outstanding having the right to vote for those Directors may call a special meeting of Shareholders.

If the vacant office was held by a Director elected by a voting group of Shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the Shareholders. The Shareholders may elect a Director to fill a vacancy not filled by the Directors by the written consent of the Shareholders holding a majority of the outstanding shares entitled to vote or by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present. At any time, the Shareholders may elect a Director or Directors to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified or until such Director's earlier death, resignation or removal.

Section 5. Removal of Directors.

Except as otherwise provided in the Articles of Incorporation or the Corporation Law, the entire Board of Directors or any individual Director may be removed from office with or without cause by the holders of the shares then entitled to vote for the election of Directors, provided if a Director is elected by a voting group, only Shareholders of the group may vote to remove and if less than the entire board is removed. A Director may not be removed if the number of votes sufficient to elect under cumulate voting votes against removal unless the entire Board is removed. A Director may be removed by the Shareholders only at a meeting called for the purpose of removing such Director and the meeting notice shall state that the purpose, or one (1) of the purposes, of the meeting is removal of the Director. In such case, the remaining members of the Board may elect a successor Director to fill such vacancy for the remaining unexpired term of the Director so removed.

Section 6. Compensation of Directors.

Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefore.

Section 7. Committees of the Board.

One or more Committees of the Board may be appointed by resolution passed by a majority of the authorized number of Directors of the Board. Committees shall be composed of one (1) or

more members of the Board and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, as permitted by the Corporation Law, except those powers expressly made non-delegable by Sec. 311.

The provisions of these Bylaws governing meetings of Directors, notices of meeting, waiver of notice, quorum and voting shall apply to meetings of a committee. Any committee, to the extent provided in the resolution of the Board, shall have all the authority of the Board, except with respect to:

     a.   the adoption, amendment, or the approval of any action for which the Corporation Law also requires Shareholders' approval or approval of the outstanding shares;

     b.   the creation or filling of vacancies on the Board of Directors or any committee of the Board;

     c.   the fixing of compensation of the Directors for serving on the Board or on any committee;

     d.   the adoption, amendment or repeal of Bylaws or the adoption of new Bylaws;

     e.   the amendment of the Articles of Incorporation;

     f.   the amendment or repeal of any resolution of the Board of Directors which by its express terms is not so amendable or repealable;

     g.   a distribution to the Shareholders of the corporation, except at a rate or in a periodic amount or within a price range determined by the Board of Directors; or

     h.   the appointment of any other committees of the Board of Directors or the members of these committees.

Section 8. Resignation of a Director.

Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Board of Directors of the corporation or as otherwise allowed under the Corporation Law, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Section 9. Advisory Directors.

The Board of Directors from time to time may elect one or more persons to be Advisory Directors who shall not by such appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, the title shall be held at the pleasure of the Board.

ARTICLE III
MEETINGS OF DIRECTORS

Section 1. Annual Meetings of Directors.

Meetings of the Board of Directors may be called by the Chairman of the Board, the President, or the Secretary, or any Director and shall be held at the principal executive office of the corporation, unless some other place is designated in the notice of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained by the Secretary or other officer designated for that purpose.

Section 2. Other Regular Meetings of Directors.

Regular meetings of the Board of Directors shall be held at the principal executive offices, or such other place as may be designated by the Chairman of the Board of Directors

Section 3. Notice of Annual and Other Regular Meetings of Directors.

No notice need be given of a regular (including annual) meeting of the Board of Directors if the time and place of the meeting is fixed by the Bylaws or the Board of Directors. The notice of a regular (including annual) meeting need not specify the purpose of the meeting.

Section 4. Special Meetings of Directors and Required Notices.

Special meetings of the Board may be called at any time by the Chairman of the Board, the President or the Secretary or any two (2) Directors. At least forty-eight (48) hours' notice of the time, place and purpose of special meetings shall be delivered personally to the Directors or personally communicated to them by a corporate officer by telephone or telegraph or by electronic transmission.

If the notice of a special meeting is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or is not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive office of the corporation is located at least four (4) days prior to the time of the holding of the meeting. The mailing, telegraphing, telephoning or delivery as above provided and any other method allowed by the Corporation Law shall be due, legal and personal notice to the Director.

Section 5. Notice of Adjournment of Meetings.

A majority of the Directors present at a meeting, whether or not constituting a quorum, may adjourn the meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within any twenty-four (24) hours, but if adjourned more than twenty-four (24) hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 6. Waiver or Lack of Notice of Meeting of Directors.

If there is any lack of required notice of any meeting of Directors, then the transactions thereof are as valid as if had at a meeting regularly called and noticed provided all of the Directors

are present at any Directors' meeting, however called or noticed, or all of the Directors not present sign a written consent to the holding of the meeting or approval of the minutes on the records of such meeting, before or after the time or date of meeting stated in the Notice. The waiver, consent or approval shall be filed with the Secretary of the corporation for filing with the minutes or corporate records. If a Director attends a meeting without notice but without protesting prior thereto or at its commencement, the Director shall be treated as present at the meeting.

Section 7. Directors Action Without Meeting.

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent reflecting the action taken shall be filed with the regular minutes of the Board.

Section 8. Quorum for Meetings of Directors.

A majority of the total number of Directors shall be necessary to constitute a quorum for the transaction of business. Unless the Articles of Incorporation or Bylaws require a greater number, the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 9. Effect if Only a Sole Director is Required.

In the event only one (1) Director is required by the Bylaws or Articles of Incorporation, any reference herein to notices, waivers, consents, meetings or other actions by a majority or quorum of the Directors shall be deemed to refer to such notice, waiver, etc., by such sole Director, who shall have all the rights and duties and shall be entitled to exercise all of the powers and shall assume all the responsibilities otherwise herein described as given to a Board of Directors.

ARTICLE IV
OFFICERS - MANAGEMENT

Section 1. Officers.

The officers of the corporation shall be a President, a Secretary, and a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article IV. Any number of offices may be held by the same person. Any two or more offices may be held simultaneously by the same person.

Section 2. Election of Officers.

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 of this Article IV relating to appointment of subordinate officers or Section 5 of this Article IV relating to vacancies, shall be chosen annually by the Board of Directors, and each shall hold office until he or she shall resign or shall be removed or otherwise disqualified to serve, or a successor shall be elected and qualified.

Section 3. Subordinate Officers.

The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

Section 4. Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting to the Board. Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

Section 5. Vacancies in an Office.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to that office.

Section 6. Chairman of the Board.

The Chairman of the Board shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the Bylaws.

Section 7. President.

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, the President shall be the chief executive officers of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He or she shall preside at all meetings of the Shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. The President shall be an ex officio member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws.

Section 8. Vice President.

In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the Bylaws.

Section 9. Secretary.

The Secretary shall have the following duties:

(A)   Book of Minutes. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

(B)   Record of Shareholders. The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register, showing the names of the Shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same; and the number and date of cancellation of every certificate surrendered for cancellation.

(C)   Notice of Meetings. The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board of Directors required by the Bylaws or by law to be given. He or she shall keep the seal of the corporation in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

(D)   Other Duties. The Secretary shall keep the seal of the corporation, if any, in safe custody. The Secretary shall have such other powers and perform such other duties as prescribed by the Bylaws or by the Board of Directors. The duties of the Secretary may also be delegate to one or more Assistant Secretaries at the direction of the Board of Directors.

Section 10. Chief Financial Officer.

The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of account shall at all reasonable times be open to inspection by any Director.

The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it, an account of all of his or her transactions and of the financial condition of the corporation, and shall have such

other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

<center>**ARTICLE V**
MEETINGS OF SHAREHOLDERS</center>

Section 1. Place of Meetings.

Unless otherwise provided in the Articles of Incorporation, all meetings of the Shareholders shall be held at the principal executive office of the corporation within the State of California unless some other appropriate and convenient geographical location is designated for that purpose from time to time by a resolution of the Board of Directors.

Section 2. Annual Meetings of Shareholders.

The annual meeting of shareholders will be held each year on a date and at a time designated by the Board of Directors. At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the corporation and transact such other business as may be properly brought before the meeting.

Section 3. Special Meetings of Shareholders.

Special meetings of the Shareholders may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the President, or by one or more Shareholders holding not less than one-tenth (1/10) of the votes entitled to be cast on any issue proposed to be considered at the special meeting.

Upon receipt of a written request addressed to the Chairman, the President, Vice President, or Secretary, mailed or delivered personally to such officer by any person (other than the Board) entitled to call a special meeting of Shareholders, such officer shall cause notice to be given to the Shareholders entitled to vote, and a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of such request. If such notice is not given within twenty (20) days after receipt of such request, the persons calling the meeting may give notice thereof in the manner provided by these Bylaws or apply to the Superior Court as provided in Sec. 305(c)(2) of the California Corporations Code.

Section 4. List of Shareholders.

After the record date for a meeting has been fixed, the corporation shall prepare an alphabetized list of names, addresses and number of shares of all Shareholders, entitled to notice, arranged by voting group, and within each voting group by class or series in each case as reflected in the recasts of the Corporation.

The list shall be available for inspection by any Shareholder beginning two days after the notice of the meeting is given.

Section 5. Notice of Meetings of Shareholders.

Notice of meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting to Shareholders entitled to vote thereat. The notices shall be given by the Secretary or the Assistant Secretary, or if there be no such officer, or in the case of his or her neglect or refusal, by any Director or Shareholder.

The notices shall be given personally or by mail or other means of written communication allowed under the Corporation Law including by personal delivery, first class mail, facsimile, E-mail, or other form of electronic transmission and shall be sent to the Shareholder's address appearing on the books of the corporation or supplied by him or her to the corporation for the purpose of notice, and in the absence thereof, as provided under the Corporation Law.

Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, the means, if any, of electronic or remote participation by which a Shareholder may participate and be considered present and eligible to vote, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which the Board at date of mailing, intends to present for action by the Shareholders. At any meetings where Directors are to be elected, notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election.

The notice shall also state the general nature of any proposed action to be taken at the meeting to approve any of the following matters: (i) a contract or transaction in which a Director has a direct or indirect financial interest, pursuant to Section 310 of the California Corporations Code; (ii) an amendment to the Articles of Incorporation under Section 902 of the California Corporations Code; (iii) a conversion under Section 1152 of the California Corporations Code; (iv) a reorganization under Section 1201 of the California Corporations Code; (v) a voluntary dissolution of the corporation under Section 1900 of the California Corporations Code; or (vi) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to Section 2007 of the California Corporations Code. If a Shareholder supplies no address, notice shall be deemed to have been given if mailed to the place where the principal executive office of the corporation, in California, is situated, or published at least once in some newspaper of general circulation in the County of said principal office.

Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

When a meeting is adjourned for forty-five (45) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting at which such adjournment is taken.

Section 6. Waiver of Notice or Consent by Absent Shareholder.

A Shareholder may in writing waive any notice of meeting before or after the date of meeting stated in the notice, as allowed under Sec. 601 (e) of the California Corporations Code.

Section 7. Shareholders Acting Without a Meeting.

Unless otherwise provided in the Articles of Incorporation, any action which may be taken at a meeting of the Shareholders, may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose, setting forth the action taken and filed with the Secretary of the corporation for filing with the minutes of proceedings of the Board in the records of the corporation.

While ordinarily Directors can only be elected by unanimous written consent of the Shareholders, if the Directors fail to fill a vacancy, then a Director to fill that vacancy may be elected by the written consent of persons holding a majority of shares entitled to vote for the election of Directors.

If the consents of all Shareholders entitled to vote have not been solicited in writing, and if the unanimous written consent of all Shareholders shall not have been received, the Secretary shall give prompt notice of the corporate action approved by the Shareholders without a meeting. This notice shall be given in the manner specified in this Article V. In the case of approval of (i) contracts or transactions in which a Director has a direct or indirect financial interest, pursuant to Section 310 of the California Corporations Code of California, (ii) indemnification of agents of the corporation, pursuant to Section 317 of the California Corporations Code, (iii) a conversion under Section 1152 of the California Corporations Code; (iv) a reorganization of the corporation, pursuant to Section 1201 of the California Corporations Code, and (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to Section 2007 of the California Corporations Code, the notice shall be given at least ten (10) days before the consummation of any action authorized by that approval.

Section 8. Other Actions of Shareholders Without a Meeting.

Unless otherwise provided in the Corporations Law or the Articles of Incorporation, any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed and dated by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The signed action shall be delivered to the corporation as required by the Corporation Law.

Unless the consents of all Shareholders entitled to vote have been solicited in writing, notice of any approval by Shareholders without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and prompt notice shall be given of the taking of any other corporate action approved by Shareholders without a meeting by less than unanimous written consent, to each of those Shareholders entitled to vote who have not consented in writing.

Any Shareholder giving a written consent, or the Proxyholder of the Shareholder, or a transferee of the shares of a personal representative of the Shareholder or their respective Proxyholders, may revoke the consent by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary of the corporation, but may not do so thereafter. Such revocation is effective upon its receipt by the Secretary of the corporation.

<u>Section 9.</u> Quorum for Meetings of Shareholders.

The holders of a majority of the shares entitled to vote thereat, that are present in person, or by use of authorized communications equipment or represented by proxy shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by these Bylaws. If, however, such majority (or other required greater number) shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at a meeting as originally notified.

If a quorum be initially present, the Shareholders may continue to transact business for the remainder of the meeting until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken is approved by a majority of the Shareholders required to initially constitute a quorum.

<u>Section 10.</u> Voting by Shareholders.

Unless otherwise provided in the Articles of Incorporation or the Corporation Law, each Shareholder of record on the day next mentioned shall be entitled to one vote for each share of stock held. The Shareholders may vote by voice or ballot provided their own election for Directors must be by voice only if demanded by any Shareholder before the voting has begun. Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

<u>Section 11.</u> Fixing Date for Meetings of Shareholders.

The Board of Directors may fix a time in the future not exceeding sixty (60) days preceding the date of any meeting of Shareholders or less than ten (10) days, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting. In such case only Shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

<u>Section 12.</u> Proxies.

Every Shareholder entitled to vote, or to execute consents, may do so, either in person or by written proxy or otherwise executed and transmitted to the Corporation in accordance with the provisions of the Corporation Law. A proxy is valid for a maximum period provided in the Corporation Law (Secs. 604 and 705 of the California Corporations Code) unless revoked or a different period is stated therein.

Every person entitled to vote for Directors or on any other matter shall have the right to do so either in person or by one (1) or more agents authorized by a written proxy signed by the person

and filed with the Secretary of the corporation. A proxy shall be deemed signed if the Shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the Shareholder or the Shareholder's attorney in fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the corporation stating that the proxy is revoked, or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Sections 705(e) and 705(f) of the California Corporations Code.

Section 13. Organization of Meetings of Shareholders.

The Chairman of the Board of Directors, or in the absence of the Chairman, the President, shall call the meeting of the Shareholders to order, and shall act as chairman of the meeting. In the absence of the Chairman, the President, the Shareholders shall appoint a chairman for such meeting. The Secretary of the corporation or, in the absence of the Secretary, any Assistant Secretary, shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

Section 14. Inspectors of Elections at Meetings.

In advance of any meeting of Shareholders, the Board of Directors may, if they so appoint inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting may, and on the request of any Shareholder or his or her proxy shall, make such appointment at the meeting in which case the number of inspectors shall be either one (1) or three (3) as determined by a majority of the Shareholders represented at the meeting.

These inspectors shall:

a.   determine the number of shares outstanding and the voting power of each share;

b.   determine the shares represented at the meeting and the existence of a quorum;

c.   determine the authenticity, validity, and effect of proxies and ballots;

d.   receive votes, ballots, waivers, releases, or consents;

e.   hear and determine all challenges and questions in any way arising in connection with the right to vote or the vote;

f.   count and tabulate all votes or consents;

g.   determine when the polls shall close;

h.   determine the result; and

i.   do any other acts that may be proper to conduct the election or vote with fairness to all Shareholders.

<u>Section 15.</u> Electronic Participation in Meetings of Shareholders.

If authorized by the Board of Directors in its sole discretion and subject to any guidelines or procedures adopted by the Board of Directors and subject to consent described in Section 20 of the California Corporations Code, Shareholders and Proxyholders may participate in a meeting of Shareholders by means of a telephone conference or any similar method of electronic communication or transmission by which all persons participating in the meeting can hear and speak to each other. Participation by such means constitutes presence in person at the meeting.

A meeting of Shareholders may be conducted, in whole or in part, by electronic transmission by and to the corporation or by electronic video screen communication (1) if the corporation implements reasonable measures to provide Shareholders (in person or by proxy) a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders, including an opportunity to read or hear the proceedings of the meeting concurrently with those proceedings, and (2) if any Shareholder votes or takes other action at the meeting by means of electronic transmission to the corporation or electronic video screen communication, a record of that vote or action is maintained by the corporation. Any request by a corporation to a Shareholder pursuant to clause (b) of Section 20 of the California Corporations Code for consent to conduct a meeting of Shareholders by electronic transmission by and to the Corporation, shall include a notice that absent consent of the Shareholder pursuant to clause (b) of Section 20 of the California Corporations Code, the meeting shall be held at a physical location in accordance with Section 1 of this <u>Article V</u>.

ARTICLE VI
<u>CERTIFICATES AND TRANSFER OF SHARES</u>

<u>Section 1.</u> Certificates for Shares.

Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state on the face the name of the corporation, state of incorporation, the name of the record holder of the shares represented thereby; the number of shares represented, class of shares, designation of series; the par value or a statement that the shares are without par value; date of issuance; a statement of the rights, privileges, preferences, restrictions or limitations, if any; with reference to the provisions of the Articles of Incorporation and any actions of the Directors establishing same. A conspicuous statement as to the rights of redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; whether or not the shares are assessable or, whether assessments are collectible by personal action and any other express terms and the authority of the Board of Directors to determine variation for future series.

All certificates shall be signed in the name of the corporation by the Chairman of the Board or Vice Chairman of the Board or the President or Vice President and by the Secretary or Chief Financial Officer certifying the number of shares and the class or series of shares owned by the Shareholder.

Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Section 2. Transfer on Stock Ledger.

Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its stock ledger.

Section 3. Transfer Agents and Registrars.

The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, which shall be an incorporated bank or trust company, either domestic or foreign, who, shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

Section 4. Record Date – Closing Stock Transfer Books.

In order that the corporation may determine the Shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting.

If no record date is fixed; the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

Unless the Articles of Incorporation or the Corporation Law provide otherwise, the record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is given by delivery to the registered office of the corporation in the State of California.

Unless the Articles of Incorporation or the Corporation Law otherwise provides, the record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day, prior to the date of such other action, whichever is later.

Section 5. Legend Condition.

In the event any shares of this corporation are issued pursuant to a permit or exemption therefrom requiring the imposition of a legend condition, the person or persons issuing or

transferring said shares shall make sure said legend appears on the certificate and shall not be required to transfer any shares free of such legend unless an amendment to such permit or a new permit be first issued so authorizing such a deletion.

<u>Section 6.</u> Lost or Destroyed Certificates.

Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of the fact and shall, if the Directors so require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, in at least double the value of the stock represented by said certificate, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to be lost or destroyed.


ARTICLE VII
RECORDS: INSPECTION - FILINGS - CHECKS - CONTRACTS - REPORTS


<u>Section 1.</u> Records.

The corporation shall maintain, in accordance with generally accepted accounting principles, adequate, appropriate, complete and correct accounts, books and records of its business and properties. The corporation shall maintain a copy of the Articles of Incorporation certified as filed by the Secretary of State and all amendments thereto, minutes of proceedings or consents of incorporators, a copy of the Bylaws certified by an officer of the corporation and all amendments thereto, resolutions adopted by the Board of Directors including but not limited to those creating one or more classes or series of shares and fixed relative rights, preferences and limitations, minutes of all meetings of Shareholders, all written communications by corporation to Shareholders, a stock ledger reflecting the original issuance of shares, revised at least annually and a current list of its Shareholders showing number of shares of each class and series held and address of each Shareholder names alphabetically arranged by voting group and within each voting group by class or series, names and addresses of current Directors and officers, annual report most recently filed with the Secretary of State, financial statements for the past three years and tax returns for the past six years. All of such books, records, accounts, documents, ledgers and lists shall be kept at its principal executive office in the State of California, as fixed by the Board of Directors from time to time. The above-mentioned records or a copy thereof shall remain at the principal office of the corporation.

<u>Section 2.</u> Inspection of Books and Records.

The corporation shall keep at its principal executive office in this state, or if its principal executive office is not in California, at its principal business office in this state, the original or a copy of its Bylaws as amended to date, which shall be open to inspection by any Shareholder at all reasonable times during office hours. If the principal executive office of the corporation is outside California and the corporation has no principal business office in this state, it shall upon the written request of any Shareholder furnish to such Shareholder a copy of the Bylaws.

The accounting books and records and minutes of proceedings of the Shareholders and the Board and committees of the board of the corporation shall be open to inspection upon the written demand on the corporation of any Shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's

interests as a Shareholder or as the holder of such voting certificate. The right of inspection shall extend to the records of each subsidiary of the corporation. Such inspection by a Shareholder or holder of a voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts. The right of the Shareholders to inspect the corporate records may not be limited by the Articles or Bylaws.

Every Director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind and to inspect the physical properties of the corporation of which such person is a Director and also of its subsidiary corporations, domestic or foreign. Such inspection by a Director may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

Section 3. Annual Filings.

As required by the Corporation Law, the corporation shall periodically file a statement or list with the Secretary of State with any fees required.

Section 4. Checks, Drafts, Etc.

All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 5. Execution of Contracts.

The Board of Directors, except as in the Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount, except as provided in Sec. 313 of the Corporations Code.

Section 6. Waiver of Annual Report to Shareholders.

The annual report to Shareholders is expressly dispensed with so long as this corporation shall have less than one hundred (100) Shareholders. However, nothing herein shall be interpreted as prohibiting the Board of Directors from issuing annual or other periodic reports to the Shareholders of the corporation as they consider appropriate.

ARTICLE VIII
AMENDMENTS TO BYLAWS AND CONSTRUCTION

Section 1. Amendment of Bylaws by Shareholders.

Subject to the Corporation Law or the Articles of Incorporation, replacement Bylaws may be adopted or these Bylaws may be amended or repealed by the vote or written consent of holders

of a majority of the outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number of authorized Directors of the corporation, the authorized number of Directors may be changed only by an amendment of the Articles of Incorporation.

After the issuance of shares, a Bylaw specifying or changing a fixed number of Directors or the maximum number or changing from a fixed to a variable number may be adopted by approval of a majority of the outstanding shares. An amendment of the Bylaws to reduce the fixed or minimum number to less than five cannot be adopted if votes cast against the adoption (or not consenting) are more than sixteen and two-thirds percent (16 2/3%) of the outstanding shares entitled to vote

Section 2. Amendment of Bylaws by Directors.

The Board of Directors may adopt, amend or repeal any of these Bylaws other than a Bylaw or amendment thereto fixing the authorized number of Directors or changing a quorum or voting requirement for the Board of Directors provided the power to amend the Bylaws is conferred or permitted in the Articles of Incorporation.

Section 3. Record of Amendments.

Whenever an amendment or new Bylaw is adopted, it shall be copied in the book of Bylaws with the original Bylaws, in the appropriate place. If any Bylaw is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or written assent was filed shall be stated in the book of Bylaws.

Section 4. Construction and Interpretation.

Unless the context requires otherwise, the general provision rules of construction and definition of the Corporation Law shall govern the Bylaws. Without limiting the generality of this provision, the singular number includes plural, the plural number includes the singular. These Bylaws (and any amendments thereto) shall not be construed in a manner inconsistent with the Articles of Incorporation or the applicable provisions of the Corporation Law. Any provision of the Bylaws that is inconsistent with the Articles of Incorporation or Corporation Law shall be invalid only to the extent reasonably necessary for the provision to comply with the Articles of Incorporation or Corporation Law as the case may be.

ARTICLE IX
MISCELLANEOUS

Section 1. Corporate Seal.

The corporation may, but is not required to, have a corporate seal. Any corporate seal for the corporation shall be in such form as approved by the President of the corporation.

Section 2. Representation of Shares in Others.

Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President and the Secretary or an Assistant Secretary.

Section 3. Indemnification of Officers and Directors.

The liability of the officers and Directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under the Corporation Law. The corporation may provide and maintain insurance on behalf of any person serving as Director or other officer against any liability asserted against such person.

Section 4. Accounting Year and Accounting Method.

The accounting year and accounting method of the corporation shall be fixed by resolution of the Board of Directors.

Section 5. Other Tax Elections.

The Board of Directors may authorize the Chief Financial Officer to prepare and file such other tax elections, as the Board of Directors deems appropriate.

Section 6. Subsidiary Corporations.

Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one (1) or more subsidiaries.

Section 7. References to Code Sections.

"Sec." references herein refer to the equivalent Sections of the California Corporations Code effective January 1, 1977, as amended. The corporation is authorized to provide indemnification of agents as defined in Section 317 of the California Corporations Code for breach of duty to the corporation and Shareholders through Bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

[END]